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SEC FILE NUMBER
8-70342

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Capitala Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4201 Congress Street, Suite 360C
(No. and Street)

Charlotte	North Carolina	28209
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christine Alala	(704) 790-1666	calala@capitalasecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

GreerWalker LLP
(Name – if individual, state last, first, and middle name)

15 South Main Street #800	Greenville	South Carolina	29601
(Address)	(City)	(State)	(Zip Code)

06/07/2005	2324
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Christine Alala, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Capitala Securities, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Melanie P. Cooke
Notary Public
Mecklenburg County
North Carolina
My Commission Expires 11/8/2025

Signature: [signature]

Title: [President], CCO & Director

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Capitala Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Capitala Securities, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditors since 2022.

GreerWalker

Certified Public Accountants
February 7, 2023
Greenville, SC

CAPITALA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

Assets		
Cash and cash equivalents	$	312,725
Advisory fee receivables, net		185,070
Prepaid expenses		27,642
Fixed assets, net		2,366
Total assets	$	527,803
Liabilities		
Accounts payable and accrued expenses	$	50,053
Related-party payable		1,678
Total liabilities		51,731
Member's equity		
Member's equity		476,072
Total member's equity		476,072
Total liabilities and member's equity	$	527,803

Note 1—Organization and nature of operations

Capitala Securities, LLC (the "Company"), which is wholly-owned by Capitala Securities Holding Corp. (the "Parent Company"), is an investment banking firm primarily providing mergers and acquisition advisory and private capital solutions to lower middle market companies. The Financial Industry Regulatory Authority ("FINRA") approved the Company's application to be registered as a full-service broker dealer. The Company executed the FINRA membership agreement to be a full-service broker dealer on July 20, 2022 and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission ("SEC"). The Company was registered as a Capital Acquisition Broker Dealer until July 20, 2022. Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as applicable to brokers and dealers in securities.

Note 2—Summary of significant accounting policies

Use of estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents – The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash and cash equivalents.

The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation ("FDIC") covers $250,000 for substantially all depository accounts. The Company, from time to time, may have amounts on deposit in excess of the insured limits.

Fixed assets - Fixed assets are stated at cost, less accumulated depreciation. Fixed assets are comprised of computer equipment. As of December 31, 2022, accumulated depreciation totaled $529. Depreciation is calculated using the straight-line method over an estimated useful life of five years.

Revenue – The Company's revenues are generated primarily through merger and acquisition related advisory and consulting services. The Company receives advisory fees to compensate for the substantial research and analysis performed as part of the underlying transactions. The Company believes the performance obligation for providing advisory and consulting services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fees are received throughout the year and are recognized in the period for which the advisory services are provided.

The Company also provides advisory services in raising capital. Revenue earned for successful closing of raising capital are recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction).

In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities and recorded as deferred income until earned by the Company. The Company did not have any contract liabilities as of December 31, 2022 and January 1, 2022. Contract assets are recognized as receivables from customers on the accompanying statement of financial

condition. The Company recorded contract assets, net of allowances for doubtful accounts, of $185,070 as of December 31, 2022. The Company did not have any contract assets as of January 1, 2022.

Advisory Fees Receivable - The Company extends credit to its customers. By their nature, advisory fees receivable involve risk, including the credit risk of nonpayment by the customer. Accounts receivable are considered past due based on contractual and invoice terms. The Company maintains an allowance ($131,250 as of December 31, 2022) which management believes is adequate to absorb estimated losses to be incurred in realizing the recorded amounts of its advisory fees receivable. This allowance is determined by management through a specific identification process. Accounts deemed uncollectible are charged against the allowance for doubtful accounts.

Related-party transactions – The Company has an agreement in which a related party, Capitala Private Advisors, LLC ("CPA") will provide certain administrative and accounting services, use of office space and equipment, and other overhead costs. The agreement provides for a $9,000 monthly fee to be paid by the Company to CPA. In addition to the monthly fee, additional administrative expenses relating to expenses paid by CPA on behalf of the Company will be subject to reimbursement. Other expenses may include, but are not limited to, insurance expense, legal fees, and professional database service expenses. Total related-party expenses are included on the accompanying statement of operations and amounted to $108,000 for the year ended December 31, 2022. As of December 31, 2022, the Company had $1,678 of related party payables.

The Company has an agreement in place to provide CPA monthly advisory services in connection with various fundraising, financing, and investment activities engaged in by CPA. For the year ended December 31, 2022, related party fees associated with this arrangement and included within Advisory fees on the accompanying statement of operations amounted to $125,000.

The Company has an agreement in place to provide a related party, Capitala Financial Advisors, LLC ("CFA") monthly advisory services in connection with various fundraising, financing, and investment activities engaged in by CFA. For the year ended December 31, 2022, related party fees associated with this arrangement and included within Advisory fees on the accompanying statement of operations amounted to $24,000.

Income taxes - The Company is not subject to U.S. federal, state or local income taxes. The Parent Company is liable for the taxes based on the Company's passthrough taxable income and capital gains.

Accounting Standards Codification 740 - Income Taxes ("ASC 740") provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements and requires the evaluation of tax positions taken or expected to be taken on the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. The tax positions taken or expected to be taken have been analyzed and the establishment of a liability for uncertain tax positions is not required as of December 31, 2022. The Company will recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. For the year ended December 31, 2022, the Company did not incur interest or penalties. The tax years ended December 31, 2020, December 31, 2021, and December 31, 2022 are subject to tax examination.

Note 3— Net Capital requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2022, the

Company had net capital of $260,995, which was $255,995 in excess of its minimum required net capital of $5,000. As of December 31, 2022, the Company's ratio of aggregate indebtedness to net capital was 0.1982 to 1.

Note 4—Member's Equity

The Parent Company is subject to the Company's operating agreement which stipulates, among other things, the terms under which income and losses are allocated, distributions are made, membership interests can be transferred, and new members can be admitted.

Note 5—Indemnification agreements

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects any potential risk of loss to be remote.

Note 6 — Commitments and Contingencies

The Company is subject to various claims and legal proceedings arising in the normal course of business. Management is not aware of any legal proceedings where the Company is named.

Note 7 — Subsequent events

In connection with the preparation of these financial statements, the Company evaluated subsequent events through the date the financial statements were available to be issued.